EXHIBIT 99.2

INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Itzik Tadmor and Yaniv Salomon, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on December 21, 2017 at 3:00 p.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Extraordinary General Meeting, or the Proxy Statement, (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 AND 2 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN THE COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT).

IN ADDITION, VOTES CAST FOR ITEMS 1 AND 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INTERNET GOLD-GOLDEN LINES LTD.

December 21, 2017

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR ITEMS 1 AND 2. PLEASE SIGN, DATE AND RETURN

PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a new D&O liability insurance policy, including coverage for the Company’s current and future office holders who are deemed to be controlling shareholders.

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

Are you a controlling shareholder or do you have a personal interest in the proposal to approve a new D&O liability insurance policy, including coverage for current and future directors and officers who are considered controlling shareholders of the Company or related to them, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving coverage under a new D&O liability insurance policy?

☐ YES          ☐ NO

2.	To approve an amendment to the Company’s Compensation Policy.

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

Are you a controlling shareholder or do you have a personal interest in the proposal to approve the amendment to the Company’s Compensation Policy?

☐ YES          ☐ NO

Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, as defined in the Proxy Statement?

☐ YES          ☐ NO

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you are (a) a controlling shareholder of the Company; or (b) do you have a personal interest in (as described in the Proxy Statement) in Items 1 and 2 on the proxy card.

(PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO, YOUR SHARES WILL NOT BE VOTED FOR THE PROPOSALS REQUIRING AN ADDITIONAL YES OR NO VOTE WITH RESPECT TO WHETHER YOU ARE CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST.)

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Please detach along perforated line and mail in the envelope provided.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.